                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 5)*


                    Under the Securities Exchange Act of 1934


                      Safety Components International, Inc.

                      -------------------------------------

                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                    786474205

                                    ---------

                                 (CUSIP Number)
                                 Leonard DiSalvo
                         Vice President--Finance and CFO
                               Zapata Corporation
                         100 Meridian Centre, Suite 350
                            Rochester, New York 14618
                               Tel. (585) 242-2000

                                   Copies To:
                              Gordon E. Forth, Esq.
                             Woods Oviatt Gilman LLP
                             700 Crossroads Building
                                Two State Street
                            Rochester, New York 14614
                               Tel. (585) 987-2800

                -------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                March 18, 2004
             -------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zapata Corporation
         74-1339132
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                             (a)  / /
                                             (b)  / /
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
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                                (7)      SOLE VOTING POWER

                                               4,162,394 shares
                                         ---------------------------------------
NUMBER OF SHARES                (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                          0
WITH                                     ---------------------------------------
                                (9)      SOLE DISPOSITIVE POWER

                                               4,162,394 shares
                                         ---------------------------------------
                                (10)     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         4,162,394 shares
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         (See Instructions)                                              / /
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         82.6%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)
         CO

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by Zapata Corporation ("Zapata") to amend its original Schedule 13D filed September 29, 2003 by Zapata, as amended by Amendment No. 1 filed October 6, 2003, Amendment No. 2 filed October 9, 2003, Amendment No. 3 filed October 14, 2003, and Amendment No. 4 filed November 14, 2003 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 5 amends the Schedule 13D to include additional information in Item No. 4. All other items that remain unchanged from the Schedule 13D are not repeated herein, but are incorporated herein by reference.

Item 4. Purpose of the Transaction

     Zapata Corporation has agreed with its 83% owned subsidiary, Safety Components International, Inc., not to proceed at this time with negotiations to acquire the remaining outstanding publicly-held shares of Safety Components' common stock. Zapata had previously announced on November 14, 2003 that it submitted to Safety Components' Board of Directors a non-binding preliminary indication of interest to acquire Safety Components' remaining outstanding publicly-held shares at a price of $11.49 per share. A special committee of Safety Components' Board of Directors, formed to evaluate the proposal, subsequently determined that it could not approve or recommend the proposed transaction to Safety Components' remaining shareholders. Subsequent to further discussions with that special committee, the parties did not reach agreement on the terms, including the acquisition price, of a proposed transaction. As a result, the parties determined not to proceed with a transaction at this time.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March 18, 2004

                                  ZAPATA CORPORATION

                                  By:    /s/ Leonard DiSalvo
                                         -----------------------------------
                                  Name:  Leonard DiSalvo
                                  Title: VP--Finance and CFO